Exhibit 99.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

CASTOR MARITIME INC.

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, Petros Panagiotidis, as the Chairman, Chief Executive Officer and Chief Financial Officer of Castor Maritime Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certifies that:

1.	The name of the Corporation is: Castor Maritime Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations on the 11th day of September, 2017, as was amended on the 27th day of May, 2021.

3.	Section 3.2 of Article III of the Articles of Incorporation, is hereby amended and restated in its entirety to read as follows:

Section 3.2 Effective 9:00 a.m. ET on March 27, 2024, the Corporation shall effect a one-for-ten reverse stock split as to its issued and outstanding common shares, par value $0.001 per share, pursuant to which the number of issued common shares shall decrease from 96,623,876 to 9,662,387 shares, as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of common shares authorized to be issued or the par value of the common shares. The stated capital of the Corporation shall be reduced from $96,685.88 to $9,724.39, which may be further adjusted for the cancellation of fractional shares, and the reduction amount of $86,961.49, which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus.

4.	All of the other provisions of the Articles of Incorporation shall remain unchanged.

5.
This amendment to the Articles of Incorporation was approved by the affirmative majority of the voting power of the total number of shares of the Corporation issued and outstanding and entitled to vote thereon at the Annual Meeting of Shareholders of the Corporation held on September 1, 2023, and by the Corporation’s Board of Directors on March 14, 2024.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Articles of Incorporation on this 26th day of March, 2024.

/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer